Exhibit 99.1

NEWS RELEASE
NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES CANCELLATION OF EARTHWORKS CONTRACT
Edmonton, Alberta, April 13th, 2017 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA/NYSE:NOA) an Edmonton-based heavy construction and mining contractor, today announces that the earthworks contract for 2017 previously announced by the Company on January 25, 2017 has been terminated by the customer due to a recent plant fire at the mine site.
Martin Ferron, President and Chief Executive Officer of the Company stated, "While this is a disappointing development we are encouraged that the customer is working with us to mitigate the lost revenue, by potentially providing alternative utilization for part of the equipment fleet involved. Also, due to enhanced work opportunities both within and outside the oil sands, we do not expect that the loss of this contract will have a significant impact on our overall activity levels or revenues for the year."
Forward-Looking Information
The information provided in this release contains forward-looking statements with respect to equipment utilization, activity levels and revenues.  The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company's Management's Discussion and Analysis ("MD&A") for the quarter ended September 30, 2016 and the Company's annual MD&A for the year ended December 31, 2015. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP's control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company's disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Finance and Information Technology
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca